April 22, 2019

VIA EDGAR

United States Securities and Exchange Commission
The Division of Corporation Finance
Office of Natural Resources
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    Karina Dorin
Loan Lauren Nguyen

Re:	Diamondback Energy, Inc. Registration Statement on Form S-4 Filed March 22, 2019 File No. 333-230446
Ladies and Gentlemen:
Set forth below is the response of Diamondback Energy, Inc., a Delaware corporation (the “Diamondback”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 4, 2019 (the “Comment Letter”), with respect to the Registration Statement on Form S-4 filed by Diamondback with the Commission on March 22, 2019 (the “Form S-4”).
For the Staff’s convenience, Diamondback has set forth below each of the Staff’s comments included in the Comment Letter, followed by the Company’s responses addressing such comments.
Registration Statement on Form S-4

General

1.
Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement on Form S-4 until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2018 have been resolved.

500 West Texas, Suite 1200, Midland, Texas 79701, tel. (432) 221-7400/diamondbackenergy.com

United States Securities and Exchange Commission
April 18, 2019

Response: Diamondback respectfully acknowledges the Staff’s comment and confirms to the Staff that it will not submit its acceleration request for, and otherwise will not seek effectiveness of, the Form S-4 until all outstanding comments regarding Diamondback’s Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”), which Form 10-K is incorporated by reference into the Form S-4, are resolved with the Staff.

2.
We note that you incorporate by reference your Annual Report filed on Form 10-K for the fiscal year ended December 31, 2018. However, the Form 10-K incorporates information from the company´s proxy statement which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the Form 10-K to include the Part III information or file the proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Response: Diamondback acknowledges the Staff’s comment and intends to file its proxy statement in connection with the 2019 Annual Meeting of Diamondback’s Stockholders (the “Proxy Statement”) on April 26, 2019, which Proxy Statement will contain the Part III information that Diamondback incorporates by reference into the Form 10-K.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.
Sincerely,
/s/ Tracy L. Dick
Tracy L. Dick
Executive Vice President, Chief Accounting Officer and Assistant Secretary
cc:    Seth R. Molay, P.C.
    Akin Gump Strauss Hauer & Feld LLP